FILE No.
82-4221

**Okalla Corp.**
**Suite 4303-9th Street SE**
**Calgary, AB T2G 3C8**
**PHONE: 1-403-537-9940**

06015241

RECEIVED
2006 JUL 18 P 2:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 11, 2006

United States Securities & Exchange Commision
Washington, D.C 20549
U.S.A.

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4221

Please find enclosed a copy of the latest news release dated July 11, 2006.

Yours truly,

OKALLA CORP.

B O'Neill

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

BARBARA O'NEILL
SECRETARY

Enclosures

7/18

FILE No.
82-4221

# Okalla Corp.

**4303 9th St. SE**
**Calgary, Alberta, T2G 3C8**
**(TSXV – AOK)**

## Update on Acqusition of Web Transaction Services, Inc.

Calgary, AB, July 11, 2006 – Okalla Corp. ("Okalla") has extended the date for entering into a formal agreement with Web Transaction Services Inc. ("WTS") until August 17, 2006 with all basic terms remaining unchanged. The extension is attributable to unexpected delays with the due diligence and finalization of the closing documentation.

WTS, based in Austin Texas, is a leading provider of secure, reliable, and user-friendly e-check payment and ticketing systems for on-line subscriptions and instant access management processing. Additional services include ACH gateway processing and file management, fraud prevention, real-time reporting and customer service. WTS processes in excess of $125 million of merchant payment transactions per annum.

**About Okalla**
Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Vesa Software Inc. another wholly owned operating subsidiary, develops, licenses and provides hosting and support services for specialized web applications.

**Contacts**

| | |
|---|---|
| Website: | www.okalla.com |
| Corporate Information: | www.okalla.com/about |
| Email: | irelation@okalla.com |

**Clyde Beattie, President & CEO**
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

or

**Gregory Smith, CA, CFO**
Voice: 403-537-9940
Email: greg.smith@okalla.com